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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of March 2001



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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




                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated February 26, 2001 re RADVISION Announces Version 3.0 of Gatekeeper Toolkit for Developing Customized Gatekeeper Applications.

2. RADVision Ltd. Press Release dated February 28, 2001 re RADVISION Announces Share Repurchase Program.

                                                                          ITEM 1

Contact:  Sandra Fathi
          Dir. Corp. Communications
          RADVISION, Inc.
          Tel: 201.529.4300, x301
          sfathi@radvision.com


              RADVISION Announces Version 3.0 of Gatekeeper Toolkit
                for Developing Customized Gatekeeper Applications

           ENHANCEMENTS INCLUDE NEW MODULES AND ADVANCED FUNCTIONALITY

Mahwah, New Jersey, February 26, 2001 -- RADVISION (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video over IP (V2oIPTM), today announced the release of Gatekeeper Toolkit Version 3.0 for developing customized H.323 gatekeeper applications.

RADVISION's Gatekeeper Toolkit provides the underpinning technology needed for implementing IP-PBX functionality and softswitches, as well as the mechanism for delivering compelling new IP-centric services and applications. The Gatekeeper Toolkit is fully compliant with the ITU H.323 Version 3 specification. It supports both mandatory and optional ITU H.323 gatekeeper functions as well several unique RADVISION gatekeeper innovations.

"The successful deployment of IP communications networks depends upon providing tools that not only simplify network management, but also make it easy for administrators to introduce and manage a host of new converged services across large populations of users", said Roopam Jain, Industry analyst, multimedia communications at Frost & Sullivan, an international marketing consulting and training company. "Gatekeeper applications are key to providing this type of intelligence and control. The true power and value of an IP network rests in the power and functionality of the underlying gatekeeper."

Gatekeepers provide centralized intelligence and essential call control and system management functionality for H.323 IP communications networks. RADVISION's Gatekeeper Toolkit is part of RADVision's family of gatekeeper products that include embedded gatekeepers, provided with RADVISION'S V2oIP gateways and MCU's, and standalone gatekeeper applications for NT servers.

About Gatekeeper Toolkit 3.0

RADVISION's Gatekeeper Toolkit 3.0 provides new modules for advanced functionality, which include LDAP support for accessing online directory services, CDR for billing applications, and DNS support for locating gatekeepers in domains extracted from URL and email aliases. In addition to these modules, RADVISION has increased its H.450 Supplementary Services support for enhanced services as well as added H.235 Version 2.0 support for H.323 network security. In order to address the need for load balancing on the H.323 network, Version
3.0 contains unique RAI/RAC support together with line hunting capabilities. Additional functionality includes support for multiple zone support, multiple gateway operation, resource usage control, network topology-based call routing, conference hunting and PBX-like call processing.

                                    --more--

Special Promotion

RADVISION is providing the Gatekeeper Toolkit Version 3.0 upgrade FREE to existing toolkit licensees with current maintenance agreements. New customers who license the Gatekeeper Toolkit 3.0 before April 15, 2001 and begin first commercial shipment of their customized gatekeeper application within 6 months of licensing the toolkit, will pay NO royalties for the first year of shipping. Complete promotion details are available at www.radvision.com.

About RADVISION

RADVISION is a leading provider of products and technology for real-time voice, video, and data communications over packet networks; this includes the Internet and other Internet Protocol (IP) based networks. Recognized universally as the experts in real-time Voice and Video over IP (V2oIP), RADVISION offers the broadest and most complete set of enabling technology and networking systems needed to enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to new converged networks. Today, hundreds of thousands of end-users around the world communicate over next-generation networks, using IP-centric products and solutions built around RADVISION products and technology. RADVISION's multi-protocol software toolkits for IP communications include: SIP, Megaco, MGCP, and H.323; RADVISION's V2oIP networking products include: gateways, conferencing bridges, and gatekeeper applications. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities and Exchange Commission, including RADVISION's Form F-1 registration statement.


                                       ###


V2oIP and OnLAN are trademarks and viaIP is a service mark of RADVISION Ltd. All other trade names, trademarks, and/or service marks appearing herein are owned by their respective holders.

                                                                          ITEM 2

FOR IMMEDIATE RELEASE

Contacts:                                             Jody Burfening
David Seligman             Sandra Fathi               Sanjay Hurry
Chief Financial Officer    Dir. Corp. Communications  Investor Relations
RADVISION, Ltd.            RADVISION, Inc.            Lippert/Heilshorn & Assoc.
Tel: 201.529.4300, x301    Tel: 201.529.4300, x301    Tel: 212.838.3777
cfo@radvision.com          sfathi@radvision.com       jbs@lhai.com


                  RADVISION ANNOUNCES SHARE REPURCHASE PROGRAM


Tel Aviv, Israel, February 28, 2001 - RADVISION (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video over IP (V2oIPTM), today announced that its Board of Directors has authorized the Company to repurchase up to 10% of its common shares in the open market from time to time at prevailing market prices. The company currently has 19 million common shares outstanding.

These purchases are subject to, among other things, the share price and market conditions, and will be made in accordance with all applicable laws and regulations. No time limit has been placed on the duration of the share repurchase program. The Company may use the repurchased shares for issuance upon exercise of employee stock options or other corporate purposes.

"Given our strong cash position, coupled with management's confidence in the long term growth prospects of RADVISION, we believe that the repurchase of common shares at current price levels is an attractive investment for the Company and is also in the best interest of our shareholders," stated Ami Amir, RADVISION's Chief Executive Officer. "We continue to believe that the future of communications lies with IP and that this market represents a significant opportunity for us and our shareholders. As the leading provider of enabling IP communications technologies, RADVISION is well positioned to maintain its leadership position as the market grows."


About RADVISION

RADVISION is a leading provider of products and technology for real-time voice, video, and data communications over packet networks; this includes the Internet and other Internet Protocol (IP) based networks. Recognized universally as the experts in real-time Voice and Video over IP (V2oIP), RADVISION offers the broadest and most complete set of enabling technology and networking systems needed to enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to new converged networks. Today, hundreds of thousands of end-users around the world communicate over next-generation networks, using IP-centric products and solutions built around RADVISION products and technology. RADVISION's multi-protocol software toolkits for IP communications include: SIP, MEGACO, MGCP, and H.323; RADVISION's V2oIP networking products include: gateways, conferencing bridges, and gatekeeper applications. For more information, please visit our website at: www.radvision.com.


                                    --more--

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.

V2oIP, and OnLAN are trademarks and viaIP is a service mark of RADVISION Ltd. All other trade names and trademarks appearing herein are owned by their respective holders.

                                       ###

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: March 2, 2001